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                               CERTIFICATE OF INCREASE
                                          OF
                         SERIES A CONVERTIBLE PREFERRED STOCK
                                          OF
                            ATLANTIC PHARMACEUTICALS, INC.

                PURSUANT TO SECTION 151 OF THE GENERAL CORPORATION LAW
                               OF THE STATE OF DELAWARE


         Atlantic Pharmaceuticals, Inc. (the "Corporation"), a corporation organized and existing under the General Corporation Law of the State of Delaware, in accordance with the provisions of Section 151(g) thereof, DOES HEREBY CERTIFY:

         That pursuant to the authority conferred upon the Board of Directors by Section B of Article Four of the Restated Certificate of Incorporation, the Board of Directors of the Corporation adopted on August 7, 1997 the following resolution increasing the number of authorized shares of Series A Convertible Preferred Stock, par value $0.001 per share, of the Corporation:


              RESOLVED, that the number of shares of Series A Convertible Preferred Stock, par value $0.001 per share, of the Corporation be increased from 1,100,000 to 1,375,000, and that the appropriate officers of the Corporation be, and each of them hereby is, authorized to prepare or cause to be filed with the Secretary of State of the State of Delaware a Certificate of Increase increasing the number of shares constituting Series A Convertible Preferred Stock, par value $0.001 per share, from 1,100,000 to 1,375,000.


         IN WITNESS WHEREOF, the Corporation has caused this certificate to be duly executed this 7th day of August, 1997.


                             ATLANTIC PHARMACEUTICALS, INC.


                             By: /s/ Jon D. Lindjord
                                 -------------------
                                  Jon D. Lindjord,
                                  President and Chief Executive Officer